UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(A) OF THE

INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name: Columbia ETF Trust I

Address of Principal Business Office (No. & Street, City, State, Zip Code):

225 Franklin Street

Boston, MA 02110

Telephone Number (including area code): (800) 345-6611

Name and address of agent for service of process:

Christopher O. Petersen

c/o Columbia Management Investment Advisers, LLC

225 Franklin Street

Boston, MA 02110

Check Appropriate Blank:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

Yes  ☒    No  ☐

[Rest of Page Intentionally Left Blank]

Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this Notification of Registration to be duly signed on its behalf of the City of Boston and The Commonwealth of Massachusetts on the 16th day of August, 2012.

COLUMBIA ETF TRUST I

By: /s/ J. Kevin Connaughton
J. Kevin Connaughton
President and Principal Executive Officer

Attest:

By: /s/ Michael G. Clarke
Michael G. Clarke
Treasurer and Chief Financial Officer